P/E 12/31/01



OAK HILL FINANCIAL, INC.

2001 Annual Report

About Oak Hill Financial, Inc.

Oak Hill Financial, Inc. is a financial holding company incorporated under the laws of the State of Ohio and regulated by the Board of Governors of the Federal Reserve System. We operate five subsidiaries: Oak Hill Banks, Towne Bank, Action Finance Company, McNelly, Patrick & Associates, and Oak Hill Title Agency.

Oak Hill Banks and Towne Bank are state-chartered commercial banks regulated by the State of Ohio and insured by the Federal Deposit Insurance Corporation (FDIC) that provide depository, lending, and other financial services to individuals and businesses in southern and central Ohio. Action Finance Company is a consumer finance company licensed by the State of Ohio that provides installment and home equity loans to individuals in southern Ohio. Combined, they operate 24 full-service banking offices, two bank loan production offices, and six consumer finance offices in 14 counties across southern and central Ohio.

McNelly, Patrick & Associates is an insurance agency specializing in group health insurance and other employee benefits that services over 350 group plans throughout the same region. Oak Hill Title Agency is a limited liability company that provides title services for commercial and residential real estate transactions.

With a balanced combination of "high-touch" customer service, local management, strong operating controls, and controlled geographic expansion, Oak Hill Financial has grown into one of Ohio's premier independent financial services organizations.

Financial Trends:


1.01
1.27
1.34
1.24
1.57
1997
1998
1999
2000
2001

Earnings Per Diluted Share ($)


13.5
16.0
15.3
13.7
15.7
1997
1998
1999
2000
2001

Return on Equity (%)


474
553
600
695
778
1997
1998
1999
2000
2001

Total Assets ($000,000)


361
411
508
599
646
1997
1998
1999
2000
2001

Net Loans ($000,000)


17.5
20.3
22.8
25.1
28.9
1997
1998
1999
2000
2001

Net Interest Income ($000,000)


3.0
4.5
4.3
4.8
6.3
1997
1998
1999
2000
2001

Non-Interest Income ($000,000)

EPS and ROE exclude various non-operating gains and charges.

To Our Fellow Shareholders:

We are pleased to report that 2001 was an excellent year for Oak Hill Financial, Inc. Net earnings from operations increased 24% over the year 2000, with a return on equity of 15.7%. Including various non-operating gains and charges, net earnings for 2001 were up 38% over the prior year and return on equity was 16.5%.

Our strong earnings performance was fueled by a 15% increase in net interest income and a 30% increase in non-interest income, coupled with 12% asset growth and greater operating efficiency. During the year, we made a major push to lower our funding costs while maintaining asset yields. Also, we introduced and aggressively promoted several new fee-based services to build non-interest income, and we kept a tight rein on our expenses. As a result, revenue growth substantially outpaced the increase in operating expenses arising from our overall growth.

Oak Hill Financial also entered new territory in 2001. We started the year with three affiliates—Oak Hill Banks, Towne Bank, and Action Finance Company—and finished with five. One of the new affiliates, Oak Hill Title Agency LLC, was created to take advantage of revenue opportunities from providing title services for real estate transactions. The second represents a strategic alliance with the premier employee benefits agency in our region—an alliance that holds the potential to significantly increase shareholder value in the coming years.



John D. Kidd and Evan E. Davis

"We were on an upward trend throughout the year, with operating earnings in the third and fourth quarters of 2001 increasing 39% and 49%, respectively, over the prior year. Return on equity in the third and fourth quarters was 16.1% and 16.8%, respectively. We believe that this positive earnings trend bodes well for the future."

McNelly, Patrick & Associates

A key long-term goal of Oak Hill Financial is diversification within the financial services industry. On August 31, 2001, we took a big step toward realizing that goal with the acquisition of Innovative Financial Services, Inc., which does business as McNelly, Patrick & Associates. With revenues for 2001 in excess of $2.2 million, McNelly, Patrick's broad product line includes health, disability, and long-term care insurance, cafeteria and 401(k) plans, and consulting and benefits reporting services.

Under the capable leadership of CEO Rick A. McNelly and COO Richard K. Patrick, the agency has an excellent growth record and serves over 350 business, non-profit, and government organizations representing 10,000 individuals and families. Going forward, McNelly, Patrick will serve as a springboard for Oak Hill Financial to move into other services and better meet the financial needs of our more than 40,000 customers.

Growth and Expansion

Our growth continued in 2001, but asset growth alone does not show the whole picture. As interest rates fell throughout the year, many commercial and residential borrowers pursued lower rates. Our bank affiliates capitalized on this high loan demand, with the result being record levels of loan originations and excellent revenues from mortgage banking activities.

Deposit growth at our banking affiliates was also strong. Our aggressive sales and marketing efforts targeted low-cost demand deposits, and the balances in these accounts grew substantially. Further, even in the face of rapidly declining interest rates, we were able to grow our core money market balances.

To maintain our growth, we continued a strategy of managed expansion. While Towne Bank and Action Finance focused on bringing the offices that they opened in 2000 solidly into profitability, Oak Hill

Banks opened new full-service offices in Logan and Proctorville, Ohio. Both have been well received in their communities. Oak Hill Banks also opened an extremely successful loan office in the heart of downtown Columbus.

Looking Forward

We are optimistic about 2002. We have excellent growth momentum in both loans and deposits, and we believe that we can maintain net interest margin in a range that will support continued earnings growth. Non-interest income continues to be a focus, as does asset quality and efficiency. As a result, we expect 2002 to be another good year for the company.

To achieve our goals, we will pursue revenue growth through originating adjustable-rate commercial loans, commercial real estate loans and residential mortgage loans; fixed-rate residential mortgage loans for sale in the secondary market; and consumer loans. We believe that commercial and commercial real estate loans hold the greatest potential for growth and margin enhancement within our bank affiliates, and the year 2002 emphasis will continue to be on these products.

Non-interest income growth and diversification of non-interest revenues are also key elements of the company's strategy. Cross-selling additional services to the company's diverse customer base will be a major focus in the pursuit of non-interest income. Also, we are growing our investment portfolio to take advantage of opportunities to increase net interest income and the total return of the portfolio.

Finally, a major initiative that will be completed in 2002 is an upgrade of our data processing systems. We are moving to a new core processing software platform that will facilitate long-term growth and provide opportunities to enhance operating efficiency, product development, customer service, and non-interest income.

"Like all Americans, we were deeply affected by the tragic events of September 11. Yet, even in the face of an uncertain economy, we are heartened to see that the entrepreneurial qualities that have made the American economy the envy of the world have not been quashed. In all of the markets that we serve, the spirit of free enterprise and the desire to succeed continues to drive and motivate our local businesses and our communities. We therefore remain confident in the outlook for our region and for our company, and we are excited about 2002 and the potential that the new year brings."

A Personal Note

We want to offer a special "Thank You" to Richard P. LeGrand, who elected to step down at year-end after four successful years as CEO of Oak Hill Banks. It is a testament to Dick's leadership that the bank had its best year ever in 2001, and we are fortunate that he will remain an Executive Vice President of the company, where he will oversee investments and chair a new large-loan committee.

Commitment

Nowhere is the entrepreneurial spirit more evident than in the dedication and hard work of our more than 300 employees. Without them, our success in 2001 would not have been possible, and we are deeply grateful for their efforts. We also know that they, as we, are firmly committed to continuing to build shareholder value in 2002.

Thank you for your investment in Oak Hill Financial, Inc.

Evan E. Davis
Chairman

John D. Kidd
President & CEO


Ohio
Coshocton
Piqua
Troy
Westerville
Columbus
Cambridge
Zanesville
Vandalia
Springfield
Dayton
Kettering
Lancaster
Marietta
Wilmington
Hamilton
Athens
Hillsboro
Cincinnati
JACKSON
Pomeroy

Legend:

Corporate Headquarters

Shaded portion represents Oak Hill Financial market areas



Towne Bank Executive Officers
Joseph L. Michel, Ralph E. Coffman, Jr.,
Jerry L. Gore, Miles R. Armentrout

Towne Bank serves the dynamic Cincinnati-Dayton region of southwestern Ohio. From its origins as a savings & loan, Towne Bank has reshaped itself into a highly effective and profitable commercial banking organization. Towne's formula for success combines a strong core competency in business banking with the community bank philosophy of flexibility and responsiveness to customer needs.

Celebrating its 100th anniversary in 2002, Oak Hill Banks is where Oak Hill Financial began, and it remains the largest of our subsidiaries. With an excellent record of performance built on a foundation of superior customer service, Oak Hill Banks provides a full range of commercial and consumer banking services in ten Ohio counties ranging from metropolitan Columbus to the Ohio River.



Oak Hill Banks Executive Officers
(front) Fred K. Mavis, Scott J. Hinsch, Jr., Darrell D. Boggs, (stairs left to right) John L. Cornett, Daniel L. Dobbins, H. Tim Bichsel



Oak Hill Financial Executive Officers
Richard P. LeGrand, Ron. J. Copher, D. Bruce Knox, David G. Ratz

Each affiliate of Oak Hill Financial operates independently, with its own management team, goals, plans and budget. To assist the affiliates in meeting their objectives, our corporate staff provides support services in the areas of accounting, audit, compliance, data processing, electronic payments, human resources, investments, marketing, network administration and strategic planning.

A perfect complement to our consumer banking operations, Action Finance Company provides small loans and other specialty consumer financing in five southern Ohio counties.

With a solid niche in the employee benefits market, McNelly, Patrick & Associates has the potential for substantial growth through market expansion and cross-marketing to the large customer base of our bank affiliates.



McNelly, Patrick & Associates and Action Finance Company Executive Officers
Rick A. McNelly, Robert H. Huchison, Richard K. Patrick

Selected Consolidated Financial Information

Oak Hill Financial, Inc.

(In thousands, except share data)	At or For the Year Ended December 31, 2001	2000	1999	1998	1997
SUMMARY OF FINANCIAL CONDITION[1][2]					
Total assets	$778,332	$694,905	$600,330	$552,846	$473,500
Interest-bearing deposits and federal funds sold	11,929	442	4,516	12,197	4,031
Investment securities	78,981	61,427	53,485	100,143	81,463
Loans receivable—net[3]	646,081	599,086	507,969	411,246	360,797
Deposits	612,204	562,414	488,743	465,510	391,215
Federal Home Loan Bank (FHLB) advances and other borrowings	104,860	77,595	60,852	37,413	37,708
Stockholders' equity	56,349	50,224	48,025	46,858	41,521
SUMMARY OF OPERATIONS[1][2]					
Interest income	$ 59,704	$ 54,579	$ 45,251	$ 41,599	$ 36,089
Interest expense	30,777	29,505	22,416	21,335	18,622
Net interest income	28,927	25,074	22,835	20,264	17,467
Provision for losses on loans	2,591	2,263	2,432	1,266	1,171
Net interest income after provision for losses on loans	26,336	22,811	20,403	18,998	16,296
Gain on sale of loans	1,385	174	477	1,418	250
Gain on sale of branch	900	—	—	—	—
Gain (loss) on sale of assets	27	(328)	(2,141)	281	(33)
Insurance commissions	2,203	2,090	1,720	1,506	1,370
Other income	2,676	2,498	2,068	1,563	1,429
General, administrative and other expense[4][5][6]	20,672	17,734	16,335	13,189	12,403
Earnings before federal income taxes	12,855	9,511	6,192	10,577	6,909
Federal income taxes	4,133	3,174	2,098	3,445	2,449
Net earnings	$ 8,722	$ 6,337	$ 4,094	$ 7,132	$ 4,460
PER SHARE INFORMATION[7]					
Basic earnings per share	$ 1.66	$ 1.17	$ .75	$ 1.31	$ .82
Book value	10.70	9.51	8.74	8.67	7.64

Footnotes on the following page.

	At or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
OTHER STATISTICAL AND OPERATING DATA					
Return on average assets	1.20%	0.99%	0.72%	1.39%	1.00%
Return on average equity	16.45	12.98	8.51	15.98	11.28
Net interest margin (fully-taxable equivalent)	4.17	4.06	4.20	4.12	4.17
Interest rate spread during period	3.56	3.40	3.64	3.47	3.68
General, administrative and other expense to average assets	2.85	2.76	2.85	2.57	2.79
Allowance for loan losses to nonperforming loans	160.00	250.90	192.40	191.90	232.40
Allowance for loan losses to total loans	1.28	1.19	1.19	1.10	1.10
Nonperforming loans to total loans	0.80	0.47	0.62	0.57	0.47
Nonperforming assets to total assets	0.87	0.45	0.56	0.43	0.36
Net charge-offs to average loans	0.23	0.22	0.20	0.18	0.11
Equity to assets at period end	7.24	7.23	8.00	8.48	8.77
Dividend payout ratio	27.11	35.04	43.74	19.42	22.02

(1) The Company completed a merger with Towne Financial Corporation and its subsidiary, The Blue Ash Building and Loan Company, on October 1, 1999. The merger was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements as of and for the years ended December 31, 1997 and 1998 have previously been restated as if the merger had occurred on January 1, 1997.

(2) The Company completed a merger with Innovative Financial Services Agency, Inc. on August 31, 2001. The merger was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements as of and for the years ended December 31, 1997 through 2000, inclusive, have been restated as if the merger had occurred on January 1, 1997.

(3) Includes loans held for sale.

(4) General, administrative and other expense for 1997 includes $920,000 in pre-tax expenses incurred pursuant to the merger with Unity Savings Bank.

(5) General, administrative and other expense for 1999 includes $1.1 million in pre-tax expenses incurred pursuant to the merger with Towne Financial Corporation.

(6) General, administrative and other expense for 2001 includes $259,000 in pre-tax expenses incurred pursuant to the merger with Innovative Financial Services Agency, Inc.

(7) Per share information gives retroactive effect to the 5-for-4 stock split effected June 1, 1998, the issuance of 917,361 shares in the Towne transaction, and the issuance of 172,414 shares in the Innovative Financial Services Agency, Inc. transaction.

OVERVIEW

Oak Hill Financial, Inc. is a financial holding company the principal assets of which are its ownership of Oak Hill Banks ("Oak Hill"), Towne Bank ("Towne"), (collectively hereinafter "Banks"), Action Finance Company ("Action") and McNelly, Patrick & Associates. Accordingly, the Company's results of operations are primarily dependent upon the results of operations of its subsidiaries.

The Banks conduct general commercial banking businesses that consist of attracting deposits from the general public and using those funds to originate loans for commercial, consumer, and residential purposes. Action is a consumer finance company that originates installment and home equity loans.

The Banks' and Action's profitability depend primarily on their net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates paid on these balances. Additionally, and to a lesser extent, profitability is affected by such factors as the level of non-interest income and expenses, the provision for losses on loans, and the effective tax rate. Other income consists primarily of service charges and other fees and income from the sale of loans. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, FDIC deposit insurance premiums, and other operating expenses.

On August 31, 2001, the Company combined with Innovative Financial Services Agency, Inc. ("IFS") in a transaction whereby IFS became a wholly-owned subsidiary of the Company. IFS is an insurance agency specializing in group health insurance and other employee benefits in southern and central Ohio. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as McNelly, Patrick & Associates ("MPA"). The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have been restated to reflect the effects of the business combination as of January 1, 1999. Pursuant to the merger agreement, the Company issued 172,414 shares of common stock in exchange for the shares of IFS.

On September 30, 2001, the Company formed Oak Hill Title Agency, LLC ("Oak Hill Title") in conjunction with a law firm to provide title services for commercial and residential real estate transactions. Oak Hill Title commenced operations in January 2002.

Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Company as of and for the years ended December 31, 2001 and 2000. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

FORWARD-LOOKING STATEMENTS

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2001, and the results of operations for the year ended December 31, 2001, as compared to prior periods. In addition to this historical information, the following discussion and other sections of this Annual Report contain forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. Without limiting the foregoing, some of the forward-looking statements include management's establishment of an allowance for loan losses, and its statements regarding the adequacy of such allowance for loan losses, and management's belief that the allowance for loan losses is adequate.

FINANCIAL CONDITION

The Company's total assets amounted to $778.3 million as of December 31, 2001, an increase of $83.4 million, or 12.0%, over the $694.9 million total at December 31, 2000. The increase was funded primarily through growth in deposits of $49.8 million, an increase in FHLB advances of $23.8 million, respective increases of $400,000 and

$3.1 million in notes payable and securities sold under agreements to repurchase, and an increase in stockholders' equity of $6.1 million.

Cash and due from banks, federal funds sold, and investment securities, including mortgage-backed securities, increased by $34.8 million, or 46.6%, to a total of $109.5 million at December 31, 2001, compared to $74.7 million at December 31, 2000. Investment securities increased by $17.6 million, as purchases of $72.2 million exceeded maturities and repayments of $20.2 million and sales of $34.0 million. Federal funds sold increased by $11.6 million during 2001.

Loans receivable totaled $646.1 million at December 31, 2001, an increase of $47.0 million, or 7.8%, over total loans at December 31, 2000. Loan disbursements totaled $377.8 million during 2001, which were partially offset by loan sales of $75.1 million and principal repayments of $251.1 million. Also during 2001, loan disbursements and sales volume increased by $74.1 million and $64.5 million, respectively, as compared to 2000 volume. The declining interest rate environment during 2001 contributed to the overall increases in loan origination and sales volume, as borrowers refinanced loans to lower interest rates and the Banks generally sold such lower interest rate loans in the secondary market. Growth in the loan portfolio during 2001 was comprised of a $64.2 million, or 42.1%, increase in commercial and other loans, which was partially offset by an $8.1 million, or 2.1%, decrease in real estate mortgage loans and an $8.0 million, or 11.3%, decrease in installment loans. The Company's allowance for loan losses totaled $8.3 million at December 31, 2001, an increase of $1.1 million, or 16.0%, over the total at December 31, 2000. The allowance for loan losses represented 1.28% and 1.19% of the total loan portfolio at December 31, 2001 and 2000, respectively. Net charge-offs totaled $1.4 million and $1.2 million for the years ended December 31, 2001 and 2000, respectively. The Company's allowance represented 160.0% and 250.9% of nonperforming loans, which totaled $5.2 million and $2.9 million at December 31, 2001 and 2000, respectively. At December 31, 2001, nonperforming loans were comprised of $984,000 in installment loans, $3.8 million of loans secured primarily by commercial real estate and $426,000 of loans secured by one-to-four family residential real estate. In management's opinion, all nonperforming loans were adequately collateralized at December 31, 2001.

Deposits totaled $612.2 million at December 31, 2001, an increase of $49.8 million, or 8.9%, over the $562.4 million total at December 31, 2000. The increase resulted primarily from management's continuing marketing efforts to attract demand deposits and low-cost core deposits as well as competitive pricing with respect to certificate of deposit products throughout the Banks' branch network. Proceeds from deposit growth were used primarily to fund loan originations.

Advances from the Federal Home Loan Bank totaled $93.9 million at December 31, 2001, an increase of $23.8 million, or 33.9%, over the December 31, 2000 total. In recognition of the declining interest rate environment during 2001, management obtained generally longer term and lower cost advances in 2001 compared to the maturities and cost of advances obtained from the Federal Home Loan Bank during 2000. Notes payable and securities sold under agreements to repurchase increased by $400,000 and $3.1 million, respectively. Proceeds from advances, repurchase agreements, and notes payable were primarily used to fund loan originations and securities purchases during the period.

In March 2000, a Delaware statutory business trust owned by the Company (the "Trust"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Company's regulatory capital, specifically as a component of Tier I capital. The proceeds from the issuance of the subordinated debentures and common securities were used by the Trust to purchase from the Company $5.0 million of subordinated debentures maturing on March 8, 2030. The subordinated debentures are the sole asset of the Trust, and the Company owns all of the common securities of the Trust. Interest payments on the debt securities are to be made semi-annually at an annual fixed rate of interest of 10.875% and are reported as a component of interest expense on borrowings. The net proceeds received by the Company were used for general corporate purposes, including repurchasing the Company's stock, and providing general working capital.

The Company's stockholders' equity amounted to $56.3 million at December 31, 2001, an increase of $6.1 million, or 12.2%, over the balance at

December 31, 2000. The increase resulted primarily from net earnings of $8.7 million and proceeds from options exercised of $408,000, which were partially offset by $2.3 million in dividends declared on common stock, and net purchases of treasury shares totaling $807,000.

SUMMARY OF EARNINGS

The table on page 11 shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the years ended December 31, 2001, 2000 and 1999. The table also shows the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, the interest rate spread, and the net interest margin for the same periods.

Changes in net interest income are attributable to either changes in average balances (volume change) or changes in average rates (rate change) for interest-earning assets and interest-bearing liabilities. Volume change is calculated as change in volume times the old rate, while rate change is calculated as change in rate times the old volume. The table below indicates the dollar amount of the change attributable to each factor. The rate/volume change, the change in rate times the change in volume, is allocated between the volume change and the rate change at the ratio each component bears to the absolute value of their total.

RATE/VOLUME TABLE

	Year Ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (decrease) due to			Increase (decrease) due to		
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income attributable to:						
Loans receivable	$5,988	$(1,214)	$4,774	$ 9,663	$1,264	$10,927
Investment securities	719	(242)	477	(1,614)	397	(1,217)
Federal funds sold	271	(56)	215	(761)	236	(525)
Interest-earning deposits with banks	(9)	8	(1)	(1)	11	10
Total interest income	$6,969	$(1,504)	$5,465	$ 7,287	$1,908	$ 9,195
Interest expense attributable to:						
Deposits	$2,944	$(1,987)	$ 957	$ 2,209	$3,127	$ 5,336
Borrowings	921	(606)	315	1,104	649	1,753
Total interest expense	$3,865	$(2,593)	$1,272	$ 3,313	$3,776	$ 7,089
Increase in net interest income			$4,193			$ 2,106

AVERAGE BALANCE AND INTEREST RATES

	Year Ended December 31,								
	2001			2000			1999		
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Interest-earning assets:									
Loans receivable	$623,486	$55,165	8.85%	$557,038	$50,391	9.05%	$449,873	$39,464	8.77%
Investment securities	72,687	4,683	6.44	62,049	4,206	6.78	86,329	5,423	6.29
Federal funds sold	8,472	277	3.27	803	62	7.72	12,567	587	4.67
Interest-earning deposits	476	33	6.93	647	34	5.26	685	24	3.50
Total interest-earning assets	705,121	60,158	8.53	620,537	54,693	8.81	549,454	45,498	8.28
Non-interest-earning assets	20,524			20,991			22,856		
Total assets	$725,645			$641,528			$572,310		
Interest-bearing liabilities:									
Deposits	$532,239	25,716	4.83	$473,149	24,759	5.23	$428,915	19,423	4.53
Borrowings	87,151	5,061	5.81	72,029	4,746	6.59	54,192	2,993	5.52
Total interest-bearing liabilities	619,390	30,777	4.97	545,178	29,505	5.41	483,107	22,416	4.64
Non-interest-bearing liabilities	53,222			47,516			41,076		
Stockholders' equity	53,033			48,834			48,127		
Total liabilities and stockholders' equity	$725,645			$641,528			$572,310		
Net interest income and interest rate spread		$29,381	3.56%		$25,188	3.40%		$23,082	3.64%
Net interest margin[1]			4.17%			4.06%			4.20%
Average interest-earning assets to average interest-bearing liabilities			113.84%			113.82%			113.73%
Adjustment of interest income to a tax-equivalent basis on tax-exempt:									
Loans and investment securities		$ 454			$ 114			$ 247	

(1) The net interest margin is net interest income divided by average interest-earning assets.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

General. Net earnings for the year ended December 31, 2001 totaled $8.7 million, a $2.4 million, or 37.6%, increase over 2000 net earnings. The increase in earnings resulted primarily from a $3.9 million increase in net interest income and a $2.8 million increase in other income, which were partially offset by a $328,000 increase in the provision for losses on loans, a $2.9 million increase in general, administrative and other expense, and a $959,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2001, amounted to $59.7 million, an increase of $5.1 million, or 9.4%, over the $54.6 million recorded for 2000. Interest income on loans totaled $55.0 million, an increase of $4.7 million, or 9.2%, over the 2000 period. This increase resulted primarily from a $66.4 million, or 11.9%, increase in the weighted-average ("average") portfolio balance, to a total of $623.5 million in 2001, which was partially offset by a 20 basis point decrease in the average fully-taxable equivalent yield, to 8.85% in 2001 from 9.05% in 2000. Interest income on investment securities and other interest-earning assets increased by $471,000, or 11.2%. The increase resulted primarily from an $18.1 million, or 28.6%, increase in the average portfolio balance, to a total of $81.6 million in 2001, which was partially offset by a 65 basis point decrease in the average fully-taxable equivalent yield, to 6.12% in 2001.

Total interest expense amounted to $30.8 million for the year ended December 31, 2001, an increase of $1.3 million, or 4.3%, over the $29.5 million recorded in 2000. Interest expense on deposits increased by $957,000, or 3.9%, to a total of $25.7 million in 2001. The increase resulted primarily from a $59.1 million, or 12.5%, increase in the average portfolio balance, to a total of $532.2 million in 2001, which was partially offset by a 40 basis point decrease in the average cost of deposits, to 4.83% in 2001. Interest expense on borrowings increased by $315,000, or 6.6%, during 2001. This increase was due to a $15.1 million, or 21.0%, increase in average borrowings outstanding, which was partially offset by a 78 basis point decrease in the average cost of borrowings, to 5.81% in 2001. The decrease in the level of yields on interest-earning assets and the cost of interest-bearing liabilities was primarily due to the overall decrease in interest rates in the economy during 2001.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $3.9 million, or 15.4%, for the year ended December 31, 2001, as compared to 2000. The interest rate spread increased by 16 basis points to 3.56% in 2001, compared to 3.40% in 2000. The fully-taxable equivalent net interest margin increased by 11 basis points, from 4.06% in 2000 to 4.17% in 2001.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. As a result of such analysis, management recorded a $2.6 million provision for losses on loans for the year ended December 31, 2001, an increase of $328,000, or 14.5%, compared to 2000. The provision for losses on loans in 2001 was predicated upon the $47.0 million of growth in the loan portfolio and the increase in nonperforming loans year-to-year.

Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance is adequate at December 31, 2001, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

Other Income. Other income totaled $7.2 million for the year ended December 31, 2001, an increase of $2.8 million, or 62.2%, over the 2000 amount. This increase resulted primarily from a $1.2 million increase in gain on sale of loans, a $178,000, or 7.1%, increase in service fees, charges, and other operating income, and a $113,000, or 5.4%, increase in insurance commissions. Additionally, the Company realized a gain on sales of securities during 2001 totaling $43,000, compared to a loss recorded in 2000 of $319,000. Also during 2001,

Towne recorded a gain on the sale of a branch totaling $900,000.

General, Administrative and Other Expense. General, administrative and other expense totaled $20.7 million for the year ended December 31, 2001, an increase of $2.9 million, or 16.6%, over the 2000 total. The increase resulted primarily from a $1.7 million, or 16.8%, increase in employee compensation and benefits, a $720,000, or 14.2%, increase in other operating expenses, an increase of $108,000, or 5.5%, in occupancy and equipment, $259,000 was incurred in connection with the previously mentioned MPA merger, and increases of $31,000 and $134,000 in federal deposit insurance premiums and franchise taxes, respectively.

The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expense resulted primarily from an increase in professional fees totaling $192,000 and an increase in costs associated with ATM transaction charges and data processing totaling $94,000. Charitable contributions expense increased in 2001 due primarily to a $216,000 provision recorded in connection with the Company's resolution to establish a charitable foundation for support of activities in the communities served by the Company and its subsidiaries. Future contributions to the charitable fund may be made at the discretion of the Board of Directors of the Company and its subsidiaries. The remaining increase of $218,000, or 4.3%, was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $129,000, or 43.6%, increase in rent expense, which was partially offset by a $30,000, or 3.5%, decrease in depreciation expense year-to-year.

Federal Income Taxes. The provision for federal income taxes amounted to $4.1 million for the year ended December 31, 2001, an increase of $959,000, or 30.2%, over the $3.2 million recorded in 2000. The increase resulted primarily from a $3.3 million, or 35.2%, increase in earnings before taxes. The effective tax rates were 32.2% and 33.4% for the years ended December 31, 2001 and 2000, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

General. Net earnings for the year ended December 31, 2000 totaled $6.3 million, a $2.2 million, or 54.8%, increase over 1999. The increase in earnings resulted primarily from a $2.2 million increase in net interest income, a $2.3 million increase in other income and a $169,000 decrease in the provision for losses on loans, which were partially offset by a $1.4 million increase in general, administrative and other expense and a $1.1 million increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2000, amounted to $54.6 million, an increase of $9.3 million, or 20.6%, over the $45.3 million recorded for 1999. Interest income on loans totaled $50.4 million, an increase of $10.9 million, or 27.7%, over the 1999 period. This increase resulted primarily from a $107.2 million, or 23.8%, increase in the weighted-average ("average") portfolio balance, to $557.0 million in 2000, coupled with a 28 basis point increase in the average fully-taxable equivalent yield, to 9.05% in 2000. Interest income on investment securities and other interest-earning assets decreased by $1.6 million, or 27.5%. The decrease resulted primarily from a $36.1 million, or 36.2%, decrease in the average portfolio balance to $63.5 million in 2000, which was partially offset by a 71 basis point increase in the average fully-taxable equivalent yield, to 6.77% in 2000.

Total interest expense amounted to $29.5 million for the year ended December 31, 2000, an increase of $7.1 million, or 31.6%, over the $22.4 million recorded in 1999. Interest expense on deposits increased by $5.3 million, or 27.5%, to a total of $24.8 million in 2000. The increase resulted primarily from a $44.2 million, or 10.3%, increase in the average portfolio balance, to $473.1 million in 2000, coupled with a 70 basis point increase in the average cost of deposits, to 5.23% in 2000. Interest expense on borrowings increased by $1.8 million, or 58.6%, during 2000. This increase was due to a $17.8 million, or 32.9%, increase in average borrowings outstanding coupled with a 107 basis point increase in the average cost of borrowings, to 6.59% in 2000.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.2 million, or 9.8%, for the year ended December 31, 2000, as compared to 1999. The interest rate spread decreased by 24 basis points to 3.40% in 2000, compared to 3.64% in 1999. The fully-taxable equivalent net interest margin decreased by 14 basis points to 4.06% in 2000 from 4.20% in 1999.

Provision for Losses on Loans. The Company's provision for losses on loans amounted to $2.3 million for the year ended December 31, 2000, a decrease of $169,000, or 6.9%, compared to 1999. The provision for losses on loans in 2000 generally reflects the $91.2 million of growth in the loan portfolio during the year. The Company's loan growth in 2000 was comprised primarily of a $61.4 million, or 19.2%, increase in loans secured by residential real estate and a $26.2 million, or 20.8%, increase in commercial and other loans. Net loan charge-offs amounted to $1.2 million in 2000, as compared to $883,000 in 1999.

Other Income. Other income totaled $4.4 million for the year ended December 31, 2000, an increase of $2.3 million, or 108.8%, over 1999. This increase resulted primarily from a $1.8 million decline in the loss on sale of securities year-to-year, a $430,000, or 20.8%, increase in service fees, charges, and other operating income, and a $370,000, or 21.5%, increase in insurance commissions, which were partially offset by a $303,000 decrease in gain on sale of loans. During the third and fourth quarters of 2000, the Company restructured the Banks' investment securities into higher-yielding obligations of state and political subdivisions and U.S. Government and agency securities at a loss of $381,000.

General, Administrative and Other Expense. General, administrative and other expense totaled $17.7 million for the year ended December 31, 2000, an increase of $1.4 million, or 8.6%, over the 1999 total. The increase resulted primarily from a $1.5 million, or 17.0%, increase in employee compensation and benefits, an $855,000, or 20.3%, increase in other operating expenses, and an increase of $254,000, or 14.7%, in occupancy and equipment, which were offset by the absence of $1.1 million in merger-related expenses incurred in connection with the October 1, 1999 merger of Towne Financial Corporation with and into the Company and decreases of $26,000 and $12,000 in federal deposit insurance premiums and franchise taxes, respectively.

The increase in employee compensation and benefits resulted primarily from increased staffing levels required in connection with the establishment of new branch locations, additional management staffing and normal merit increases. The increase in other operating expense resulted primarily from an increase in professional fees associated with the co-sourcing of the internal audit function totaling $102,000, an increase in costs associated with ATM transaction charges and data processing totaling $165,000, and a recognition of an impairment loss totaling $185,000 relating to a former branch location. The remaining increase of $403,000 was due to pro-rata increases in other operating expenses attendant to the Company's overall growth year-to-year. The increase in occupancy and equipment expense was due primarily to a $151,000, or 60.9%, increase in rent expense, coupled with increases in other occupancy-related costs, in connection with new branch locations opened in 2000.

Federal Income Taxes. The provision for federal income taxes amounted to $3.2 million for the year ended December 31, 2000, an increase of $1.1 million, or 51.3%, over the $2.1 million recorded in 1999. The increase resulted primarily from a $3.3 million, or 53.6%, increase in earnings before taxes. The effective tax rates were 33.4% and 33.9% for the years ended December 31, 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Like other financial institutions, the Company must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments, and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The Company's primary sources of funds are deposits, borrowings and principal and interest payments on loans. The Company uses funds from deposit inflows, proceeds from borrowings and principal and interest payments on loans primarily to originate loans, and to purchase short-term investment securities and interest-bearing deposits.

At December 31, 2001, the Company had $280.8 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on the results of operations.

In the event that certificates of deposit cannot be renewed at prevalent market rates, the Company can obtain up to $130.1 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB). Also, as an operational philosophy, the Company seeks to obtain advances to help with asset/liability management and liquidity. At December 31, 2001, the Company had $93.9 million of outstanding FHLB advances.

At December 31, 2001, loan commitments, or loans committed but not closed, totaled $27.0 million. Additionally, the Company had unused lines of credit and letters of credit totaling $91.9 million and $707,000, respectively. Funding for these amounts is expected to be provided by the sources described above. Management believes the Company has adequate resources to meet its normal funding requirements.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before July 1, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations initiated after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. When an entity reorganizes its reporting structure, goodwill should be reallocated to reporting units based on the relative fair values of the units. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 144. Intangible assets not being amortized should be tested for impairment, annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Until adoption of SFAS No. 142, existing goodwill continues to be amortized and tested for impairment under previously existing standards. As of the date SFAS No. 142 is adopted and based on the company's current reporting structure, reporting units should be established; net assets should be assigned to reporting units, unless they do not relate to a reporting unit; and goodwill should be assigned to one or more reporting units.

Within six months of adopting SFAS No. 142, a company must have completed the first step of the goodwill transitional impairment test: a comparison, as of the beginning of the fiscal year, of each reporting unit's fair value with its carrying value. If the carrying value exceeds fair value, the second step—calculating the amount of goodwill impairment as of the beginning of the fiscal year—would be required as soon as possible, but no later than the end of the fiscal year. Any transitional impairment loss would be reported as a change in accounting principle in the first interim period financial statements of the implementation year, regardless of when the loss measurement is completed. After completion of the first step of the transitional test, a company should disclose which segments might have to recognize an impairment loss and when the potential loss would be measured.

If an impairment indicator arises before the completion of the transition testing, a full impairment test would be required as soon as possible. Any goodwill impairment resulting from this test should be reported as an impairment loss, not as a change in accounting principle. SFAS No. 142 is not expected to have a material effect on the Company's financial position or results of operations, as the elimination of annual goodwill amortization will increase 2002 earnings by approximately $34,000.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity should recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flow to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, as required, without material effect on the Company's financial condition or results of operations.

TABLE OF CONTENTS

Financial Condition 18
Earnings 19
Stockholders' Equity 20
Comprehensive Income 21
Cash Flows 22
Notes 24

(In thousands, except share data)	December 31, 2001	December 31, 2000 (Restated)
ASSETS		
Cash and due from banks	$ 18,915	$ 13,227
Federal funds sold	11,651	77
Investment securities designated as available for sale—at market	75,574	56,480
Investment securities held to maturity—at cost (approximate market value of $3,386 and $4,598 at December 31, 2001 and 2000, respectively)	3,407	4,947
Loans receivable—net	644,444	598,903
Loans held for sale—at lower of cost or market	1,637	183
Office premises and equipment—net	9,502	9,341
Federal Home Loan Bank stock—at cost	5,356	4,981
Real estate acquired through foreclosure	1,587	232
Accrued interest receivable on loans	3,164	3,525
Accrued interest receivable on investment securities	657	688
Goodwill—net	216	249
Prepaid expenses and other assets	1,257	627
Prepaid federal income taxes	—	590
Deferred federal income taxes	965	855
TOTAL ASSETS	$778,332	$694,905
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand	$ 60,840	$ 45,762
Savings and time deposits	551,364	516,652
Total deposits	612,204	562,414
Securities sold under agreement to repurchase	3,218	143
Advances from the Federal Home Loan Bank	93,942	70,152
Notes payable	2,700	2,300
Guaranteed preferred beneficial interests in the Corporation's junior subordinated debentures	5,000	5,000
Accrued interest payable and other liabilities	3,858	4,672
Accrued federal income taxes	1,061	—
Total liabilities	721,983	644,681
Stockholders' equity		
Common stock—$.50 stated value; authorized 15,000,000 shares, 5,594,228 and 5,586,990 shares issued at December 31, 2001 and 2000, respectively	2,797	2,793
Additional paid-in capital	5,114	5,040
Retained earnings	53,506	47,105
Treasury stock (326,933 and 304,470 shares at December 31, 2001 and 2000, respectively—at cost)	(5,007)	(4,680)
Accumulated comprehensive loss:		
Unrealized loss on securities designated as available for sale, net of related tax effects	(61)	(34)
Total stockholders' equity	56,349	50,224
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$778,332	$694,905

The accompanying notes are an integral part of these statements.

Consolidated Statements of Earnings

Oak Hill Financial, Inc.

(In thousands, except share data)	2001	2000 (Restated)	1999 (Restated)
	Year Ended December 31,		
INTEREST INCOME			
Loans	$55,015	$50,361	$39,431
Investments			
U.S. Government and agency securities	3,026	3,316	4,792
Obligations of state and political subdivisions	590	162	416
Other securities	763	644	1
Federal funds sold	277	62	587
Interest-bearing deposits	33	34	24
Total interest income	59,704	54,579	45,251
INTEREST EXPENSE			
Deposits	25,716	24,759	19,423
Borrowings	5,061	4,746	2,993
Total interest expense	30,777	29,505	22,416
Net interest income	28,927	25,074	22,835
Less provision for losses on loans	2,591	2,263	2,432
Net interest income after provision for losses on loans	26,336	22,811	20,403
OTHER INCOME			
Service fees, charges and other operating	2,676	2,498	2,068
Insurance commissions	2,203	2,090	1,720
Gain on sale of loans	1,385	174	477
Gain on sale of branch	900	—	—
Gain (loss) on sale of assets	27	(328)	(2,141)
Total other income	7,191	4,434	2,124
GENERAL, ADMINISTRATIVE AND OTHER EXPENSE			
Employee compensation and benefits	11,744	10,058	8,593
Occupancy and equipment	2,089	1,981	1,727
Federal deposit insurance premiums	131	100	126
Franchise taxes	667	533	545
Other operating	5,782	5,062	4,207
Merger-related expenses	259	—	1,137
Total general, administrative and other expense	20,672	17,734	16,335
Earnings before federal income taxes	12,855	9,511	6,192
FEDERAL INCOME TAXES			
Current	4,224	3,303	2,491
Deferred	(91)	(129)	(393)
Total federal income taxes	4,133	3,174	2,098
NET EARNINGS	$ 8,722	$ 6,337	$ 4,094
EARNINGS PER SHARE			
Basic	$ 1.66	$ 1.17	$ .75
Diluted	$ 1.65	$ 1.16	$ .74

The accompanying notes are an integral part of these statements.

	For the Years Ended December 31, 2001, 2000 and 1999						
(In thousands, except share data)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Employee Stock Ownership Plan	Unrealized gains (losses) on securities designated as available for sale	Total
BALANCE AT JANUARY 1, 1999 (as restated for business combination)	$2,727	$4,125	$40,595	$ (755)	$(15)	$ 181	$46,858
Issuance of 83,875 shares under stock option plan	42	525	—	—	—	—	567
Dividends declared of $.328 per share	—	—	(1,792)	—	—	—	(1,792)
Principal repayments on loan of ESOP	—	—	—	—	15	—	15
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	—	(1,717)	(1,717)
Net earnings for the year	—	—	4,094	—	—	—	4,094
BALANCE AT DECEMBER 31, 1999	2,769	4,650	42,897	(755)	—	(1,536)	48,025
Issuance of 45,000 shares under stock option plan	24	390	—	—	—	—	414
Dividends declared of $.394 per share	—	—	(2,129)	—	—	—	(2,129)
Repurchase of 257,470 shares	—	—	—	(3,925)	—	—	(3,925)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	—	1,502	1,502
Net earnings for the year	—	—	6,337	—	—	—	6,337
BALANCE AT DECEMBER 31, 2000	2,793	5,040	47,105	(4,680)	—	(34)	50,224
Sale of treasury stock	—	—	—	480	—	—	480
Issuance of 27,825 shares under stock option plan	4	74	—	223	—	—	301
Dividends declared of $.443 per share	—	—	(2,321)	—	—	—	(2,321)
Repurchase of 73,050 shares	—	—	—	(1,030)	—	—	(1,030)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	—	(27)	(27)
Net earnings for the year	—	—	8,722	—	—	—	8,722
BALANCE AT DECEMBER 31, 2001	$2,797	$5,114	$53,506	$(5,007)	$ —	$ (61)	$56,349

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

(In thousands)	For the Years Ended December 31, 2001	2000 (Restated)	1999 (Restated)
Net earnings	**$8,722**	$6,337	$ 4,094
Other comprehensive income, net of tax:			
Unrealized gains (losses) on securities designated as available for sale, net of taxes (benefits) of $1, $666 and $(1,612) in 2001, 2000 and 1999, respectively	**1**	1,291	(3,130)
Reclassification adjustment for realized (gains) losses included in net earnings, net of taxes (benefits) of $15, $(108) and $(728) in 2001, 2000 and 1999, respectively	**(28)**	211	1,413
Comprehensive income	**$8,695**	$7,839	$ 2,377
Accumulated comprehensive loss	**$ (61)**	$ (34)	$(1,536)

The accompanying notes are an integral part of these statements.

(In thousands)	Year Ended December 31, 2001	2000 (Restated)	1999 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings for the year	$ 8,722	$ 6,337	$ 4,094
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	823	853	783
(Gain) loss on sale of securities	(43)	319	2,167
Amortization of premiums and discounts on investment securities—net	464	35	187
Proceeds from sale of loans in secondary market	75,769	10,658	30,638
Loans disbursed for sale in secondary market	(76,541)	(10,509)	(27,922)
Gain on sale of loans	(682)	(89)	(252)
(Gain) loss on disposition of assets	(884)	9	(26)
Loss on impairment of office premises	—	185	—
Amortization of deferred loan origination costs	342	174	333
Federal Home Loan Bank stock dividends	(375)	(335)	(398)
Provision for losses on loans	2,591	2,263	2,432
Amortization of goodwill	33	34	34
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	(630)	(394)	391
Accrued interest receivable	392	(620)	(10)
Accrued interest payable and other liabilities	(814)	1,990	(373)
Federal income taxes			
Current	1,651	567	(1,032)
Deferred	(91)	(129)	(393)
Net cash provided by operating activities	10,727	11,348	10,653
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Loan disbursements	(301,241)	(293,153)	(296,838)
Principal repayments on loans	251,113	198,783	194,937
Principal repayments on mortgage-backed securities designated as available for sale	12,839	1,896	3,929
Principal repayments on mortgage-backed securities designated as held-to-maturity	—	—	3,615
Proceeds from sale of investment securities designated as available for sale	32,533	21,769	41,014
Proceeds from sale of investment securities designated as held to maturity	1,493	—	—
Proceeds from maturity of investment securities	7,317	755	14,885
Proceeds from sale of assets	1,504	720	—
Purchase of investment securities designated as available for sale	(72,203)	(25,493)	(21,033)
Purchase of investment securities designated as held-to-maturity	—	(4,947)	(1,039)
(Increase) decrease in federal funds sold—net	(11,574)	3,777	7,533
Purchase of Federal Home Loan Bank stock	—	(567)	—
Purchase of office premises and equipment	(1,305)	(1,112)	(2,094)
Decrease in certificates of deposit in other institutions	—	—	1
Net cash used in investing activities	(79,524)	(97,572)	(55,090)
Net cash used in operating and investing activities (balance carried forward)	(68,797)	(86,224)	(44,437)

(In thousands)	Year Ended December 31, 2001	2000 (Restated)	1999 (Restated)
Net cash used in operating and investing activities (balance brought forward)	$ (68,797)	$ (86,224)	$ (44,437)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Proceeds (repayments) from securities sold under agreement to repurchase	3,075	(1,029)	232
Net increase in deposit accounts	49,790	73,671	23,233
Proceeds from Federal Home Loan Bank advances	609,645	3,251,616	1,518,512
Repayment of Federal Home Loan Bank advances	(585,855)	(3,241,144)	(1,495,290)
Proceeds from notes payable	400	2,800	—
Repayment of notes payable	—	(500)	—
Proceeds from issuance of debt securities	—	5,000	—
Dividends on common shares	(2,321)	(2,129)	(1,792)
Purchase of treasury stock	(1,030)	(3,925)	—
Proceeds from sale of treasury stock	480	—	—
Proceeds from issuance of shares under stock option plan	301	414	567
Net cash provided by financing activities	74,485	84,774	45,462
Net increase (decrease) in cash and cash equivalents	5,688	(1,450)	1,025
Cash and cash equivalents at beginning of year	13,227	14,677	13,652
Cash and cash equivalents at end of year	$ 18,915	$ 13,227	$ 14,677
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Federal income taxes	$ 2,634	$ 3,363	$ 3,417
Interest on deposits and borrowings	$ 31,551	$ 28,366	$ 22,326
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:			
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ (27)	$ 1,502	$ (1,717)
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$ 703	$ 85	$ 225
Transfers from loans to real estate acquired through foreclosure	$ 1,654	$ 779	$ 278

The accompanying notes are an integral part of these statements.

NOTE A—SUMMARY OF ACCOUNTING POLICIES

The business activities of Oak Hill Financial, Inc. ("Company") have been limited primarily to holding the common shares of Oak Hill Banks ("Oak Hill") and Towne Bank ("Towne"), (collectively hereinafter the "Banks"). Accordingly, the Company's results of operations are dependent upon the results of the Banks' operations. The Banks conduct a general commercial banking business in southern and central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. The Banks' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks' can be significantly influenced by a number of competitive factors, such as governmental monetary policy, that are outside of management's control.

On August 31, 2001, the Company combined with Innovative Financial Services Agency, Inc. ("IFS") in a transaction whereby IFS became a wholly-owned subsidiary of the Company. IFS is an insurance agency specializing in group health insurance and other employee benefits in southern and central Ohio. IFS was renamed Oak Hill Financial Insurance Agency, Inc. and conducts business as McNelly, Patrick & Associates ("MPA"). The transaction was initiated prior to July 1, 2001 and was accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have been restated to reflect the effects of the business combination as of January 1, 1999. Pursuant to the merger agreement, the Company issued 172,414 shares of common stock in exchange for the shares of IFS.

On September 30, 2001, the Company formed Oak Hill Title Agency, LLC ("Oak Hill Title") in conjunction with a law firm to provide title services for commercial and residential real estate transactions. Oak Hill Title commenced operations in January 2002.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Oak Hill, Towne, Action Finance Company ("Action"), Oak Hill Capital Trust I, and MPA. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. At December 31, 2001 and 2000, the Company's stockholders' equity reflected a net unrealized loss on securities designated as available for sale, net of applicable tax effects, totaling $61,000 and $34,000, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold and the allowance for loan losses. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. Loans held for sale are identified at the point of origination. In computing lower of cost or market, deferred loan origination fees are deducted from the principal balance of the related loan. All loan sales are made without further recourse to the Banks. At December 31, 2001 and 2000, loans held for sale were carried at cost.

The Banks generally retain servicing on loans sold and agree to remit to the investor loan principal and interest at agreed-upon rates. Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Banks recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Banks, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Banks recorded amortization related to mortgage servicing rights totaling approximately $467,000, $60,000 and $174,000 for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the carrying value of the Banks' mortgage servicing rights, which approximated their fair value, totaled $1.1 million and $964,000, respectively.

4. Loan Origination and Commitment Fees

The Company accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Banks' primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At December 31, 2001, the Company had no impaired loans as defined under SFAS No. 114. At December 31, 2000 the Company had investment in impaired loans, as defined under SFAS No. 114, totaling approximately $695,000. The Company maintained an allowance for credit losses related to such impaired loans of $460,000 at December 31, 2000.

6. Office Premises and Equipment

Depreciation and amortization are provided on the straight-line and accelerated methods over the estimated useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment.

7. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. The loan loss allowance is charged for any write down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Federal Income Taxes

The Company accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, capitalized mortgage servicing rights, certain components of retirement expense and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. Amortization of Goodwill

Goodwill arising from an acquisition was amortized to operations through 2001 using the straight-line method over a fifteen-year period. Effective January 1, 2002, in accordance with the adoption of SFAS No. 142, "Goodwill and Intangible Assets," goodwill will no longer be amortized, but will be evaluated for impairment on an annual basis.

10. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2001 and 2000.

Cash and due from banks. The carrying amounts presented in the consolidated statements of financial condition for cash and due from banks are deemed to approximate fair value.

Federal funds sold. The carrying amounts presented in the consolidated statements of financial condition for federal funds sold are deemed to approximate fair value.

Investment securities. For investment securities, fair value is deemed to equal the quoted market price.

Loans receivable. The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential real estate, multi-family residential real estate, commercial, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock. The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits. The fair value of NOW accounts, savings accounts, demand deposits, money market deposits and other transaction accounts is deemed to approximate the amount payable on demand at December 31, 2001 and 2000. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank. The fair value of advances from the Federal Home Loan Bank has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

Securities sold under agreement to repurchase. The carrying amounts of securities sold under agreements to repurchase are deemed to approximate fair value.

Notes payable. The fair value of notes payable has been estimated using discounted cash flow analysis, based on the interest rates currently offered for notes of similar remaining maturities.

Subordinated debentures. The fair value of the Corporation's subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

Commitments to extend credit. For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2001 and 2000 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments are as follows:

	December 31,			
	2001		2000	
(In thousands)	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from banks	$ 18,915	$ 18,915	$ 13,227	$ 13,227
Federal funds sold	11,651	11,651	77	77
Investment securities	78,981	78,960	61,427	61,078
Loans receivable	646,081	660,459	599,086	597,739
Federal Home Loan Bank stock	5,356	5,356	4,981	4,981
	$760,984	$775,341	$678,798	$677,102
Financial liabilities:				
Deposits	$612,204	$613,287	$562,414	$563,550
Advances from the Federal Home Loan Bank	93,942	93,369	70,152	70,148
Securities sold under agreement to repurchase	3,218	3,218	143	143
Notes payable	2,700	2,700	2,300	2,300
Subordinated debentures	5,000	5,473	5,000	5,072
	$717,064	$718,047	$640,009	$641,213

11. Earnings Per Share

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year. Weighted-average common shares outstanding totaled 5,243,952, 5,399,303 and 5,462,554 for the years ended December 31, 2001, 2000 and 1999, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Company's stock option plan. Weighted-average common shares deemed to be outstanding for purposes of computing diluted earnings per share totaled 5,285,954, 5,447,334 and 5,550,155 for the years ended December 31, 2001, 2000 and 1999, respectively.

There were 42,002, 48,031 and 87,601 incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share for the years ended December 31, 2001, 2000 and 1999, respectively. Options to purchase 420,875, 504,375 and 121,875 shares of common stock with a respective weighted-average exercise price of $17.11, $17.12 and $18.04 were outstanding at December 31, 2001, 2000 and 1999, respectively, but were excluded from the computation of common share equivalents because their exercise prices were greater than the average market price of the common shares.

12. Capitalization

The Company's authorized capital stock includes 1,500,000 shares of $.01 per share par value voting preferred stock and 1,500,000 shares of $.01 per share par value non-voting preferred stock. No preferred shares have been issued at December 31, 2001 and 2000.

13. Advertising

Advertising costs are expensed when incurred. The Company's advertising expense totaled $393,000, $372,000, and $394,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

14. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are comprised of cash and due from banks.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.

NOTE B — INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31 are shown below.

	2001			
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Held to maturity:				
Trust preferred securities due after ten years	$ 3,407	$ —	$ 21	$ 3,386
Available for sale:				
U.S. Government and agency obligations	$57,289	$440	$318	$57,411
Obligations of state and political subdivisions	18,248	122	367	18,003
Other securities	130	43	13	160
Total securities available for sale	$75,667	$605	$698	$75,574

	2000			
(In thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Held to maturity:				
Trust preferred securities due after ten years	$ 4,947	$ —	$349	$ 4,598
Available for sale:				
U.S. Government and agency obligations	$49,536	$206	$465	$49,277
Obligations of state and political subdivisions	6,916	134	4	7,046
Other securities	75	84	2	157
Total securities available for sale	$56,527	$424	$471	$56,480

The amortized cost and estimated fair value of investment securities designated as available for sale, by term to maturity at December 31, are shown below.

	2001		2000	
(In thousands)	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due in three years or less	$ 1,349	$ 1,389	$ 9,091	$ 9,215
Due after three years through five years	—	—	2,546	2,492
Due after five years through ten years	14,276	14,378	14,910	14,619
Due after ten years	60,042	59,807	29,980	30,154
	$75,667	$75,574	$56,527	$56,480

Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2001, totaled $32.5 million, resulting in gross realized gains of $148,000 and gross realized losses of $84,000 on such sales.

Proceeds from the sale of an investment security designated as held-to-maturity during the year ended December 31, 2001, totaled $1.5 million, resulting in a gross realized loss of $21,000 on such sale. This isolated sale followed a significant deterioration of the issuer's creditworthiness such that the security was deemed by management and a nationally recognized rating organization as less than investment grade.

Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 2000, totaled $21.8 million, resulting in gross realized gains of $64,000 and gross realized losses of $383,000 on such sales.

Proceeds from sales of investment securities designated as available for sale during the year ended December 31, 1999, totaled $41.0 million, resulting in gross realized gains of $8,000 and gross realized losses of $2.2 million on such sales.

At December 31, 2001 and 2000, investment securities with an aggregate book value of $57.2 million and $44.7 million, respectively, were pledged as collateral for public deposits.

NOTE C—LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, is as follows at December 31:

(In thousands)	2001	2000
Real estate mortgage (primarily residential)	$373,323	$381,435
Installment, net of unearned interest of $1.9 million and $2.3 million at December 31, 2001 and 2000, respectively	62,829	70,859
Commercial and other	216,611	152,384
Credit card	1,663	1,605
	654,426	606,283
Less:		
Allowance for loan losses	8,345	7,197
	$646,081	$599,086

The Company's lending efforts have historically focused on real estate mortgages and consumer installment loans, which comprised approximately $436.2 million, or 68%, of the total loan portfolio at December 31, 2001, and approximately $452.3 million, or 76%, of the total loan portfolio at December 31, 2000. In recent years, lending efforts have increasingly focused on commercial loans, generally secured by commercial real estate and equipment, which comprise approximately $216.6 million, or 33.5%, of the total loan portfolio at December 31, 2001, and approximately $152.4 million, or 25.4%, of the total loan portfolio at December 31, 2000. Generally, such loans have been underwritten with sufficient collateral or cash down payments to provide the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Company's primary lending areas are presently stable.

As stated previously, the Company has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $143.4 million, $115.7 million and $118.1 million at December 31, 2001, 2000 and 1999, respectively.

The activity in the allowance for loan losses is summarized as follows for the years ended December 31:

(In thousands)	2001	2000	1999
Balance at beginning of period	$ 7,197	$ 6,132	$ 4,583
Provision charged to operations	2,591	2,263	2,432
Charge-offs	(1,826)	(1,413)	(1,115)
Recoveries	383	215	232
Balance at end of period	$ 8,345	$ 7,197	$ 6,132

At December 31, 2001, 2000 and 1999, the Company had nonaccrual and nonperforming loans totaling approximately $5.2 million, $2.9 million and $3.2 million, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $416,000, $262,000 and $287,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE D—OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are summarized at December 31 as follows:

(In thousands)	2001	2000
Land and buildings	$10,650	$10,100
Furniture and equipment	5,363	5,330
Leasehold improvements	584	573
	16,597	16,003
Less accumulated depreciation and amortization	(7,095)	(6,662)
	$ 9,502	$ 9,341

NOTE E—DEPOSITS

Deposit balances at December 31 are summarized as follows:

(Dollars in thousands)	2001 Amount	2001 Rate	2000 Amount	2000 Rate
Deposit type and interest rate range				
Demand deposit accounts	$ 60,840	—	$ 45,762	—
Savings accounts	39,324	2.05%	40,451	2.65%
NOW accounts	44,711	1.13%	33,996	2.05%
Money market deposit accounts	9,176	2.01%	11,041	3.11%
Premium investment accounts	60,652	1.89%	47,339	5.81%
Select investment accounts	13,008	2.38%	14,609	4.85%
Total transaction accounts	227,711		193,198	
Certificates of deposit				
2.00–4.99%	252,864		11,838	
5.00–6.99%	130,574		353,726	
7.00–8.00%	1,055		3,652	
Total certificates of deposit	384,493	4.76%	369,216	6.37%
Total deposits	$612,204	3.47%	$562,414	5.17%

The Company had deposit accounts with balances in excess of $100,000 totaling $203.6 million and $179.2 million at December 31, 2001 and 2000, respectively.

Interest expense on deposits is summarized as follows for the years ended December 31:

(In thousands)	2001	2000	1999
NOW accounts	$ 566	$ 628	$ 635
Savings accounts	774	1,200	1,406
Money market deposit accounts	212	345	424
Premium investment accounts	2,182	2,015	991
Select investment accounts	488	683	707
Certificates of deposit	21,494	19,888	15,260
	$25,716	$24,759	$19,423

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

(In thousands)	2001	2000
Less than one year	$280,759	$321,385
One year through three years	92,155	44,932
More than three years	11,579	2,899
	$384,493	$369,216

NOTE F—ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2001 and 2000 by pledges of certain residential mortgage loans totaling $140.1 million and $94.7 million, respectively, and the Banks' investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing in year ended December 31,	December 31, 2001	December 31, 2000
		(Dollars in thousands)	
4.87% to 8.05%	2001	$ —	$40,956
1.90% to 6.50%	2002	18,770	4,000
3.78% to 6.50%	2003	8,000	2,500
4.41% to 8.30%	2004	1,485	1,160
5.14% to 8.10%	2005	4,006	4,006
4.98% to 6.50%	2006	4,482	391
7.30%	2007	4,000	4,000
5.30%	2009	300	392
5.15% to 8.02%	2010	6,708	6,860
3.94% to 6.95%	2011	41,806	1,072
7.62%	2015	850	850
6.70%	2017	898	929
5.15%	2018	2,637	3,036
		$93,942	$70,152
Weighted-average interest rate		4.84%	6.36%

Oak Hill has established a relationship for letters of credit with the FHLB, which totaled $4.2 million at December 31, 2001. The letters of credit, which were unused at December 31, 2001, are collateralized by a pledge of certain mortgage loans totaling $5.7 million. The letters of credit will expire through July 2002.

NOTE G—OTHER BORROWINGS

At December 31, 2001 and 2000, Action had a note payable to another financial institution totaling $2.7 million and $2.3 million, respectively. The note matures in 2003, bears interest at a rate of 4.50% and 9.00% at December 31, 2001 and 2000, respectively, and is collateralized by a pledge of a portion of the Company's shares of Oak Hill Banks.

NOTE H—GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE CORPORATION'S JUNIOR SUBORDINATED DEBENTURES

In March 2000, a Delaware trust owned by the Company (the "Trust"), issued $5.0 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Company's regulatory capital, specifically as a component of Tier I capital. The subordinated debentures are the sole assets of the Trust, and the Company owns all of the common securities of the Trust. Interest payments on the debt securities are made semi-annually at an annual fixed interest rate of 10.875% and are reported as a component of interest expense on borrowings. The net proceeds received by the Company from the sale of the debt securities were used for general corporate purposes, including repurchasing the Company's common stock and providing general working capital.

NOTE I—FEDERAL INCOME TAXES

The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:

(In thousands)	2001	2000	1999
Federal income taxes computed at the statutory rate	$4,371	$3,234	$2,105
Increase (decrease) in taxes resulting from:			
Interest income on municipal loans and obligations of state and political subdivisions	(299)	(75)	(144)
Amortization of goodwill	11	11	11
Nondeductible merger-related expenses	44	—	102
Other	6	4	24
Federal income tax provision per consolidated financial statements	$4,133	$3,174	$2,098

The composition of the Company's net deferred tax asset at December 31 is as follows:

(In thousands)	2001	2000
Taxes (payable) refundable on temporary differences at statutory rate:		
Deferred tax assets:		
Book/tax difference of loan loss allowance	$ 2,858	$ 2,443
Unrealized losses on securities designated as available for sale	31	13
Deferred compensation benefits	103	107
Impairment losses	64	64
Total deferred tax assets	3,056	2,627
Deferred tax liabilities:		
Deferred loan origination costs	(609)	(350)
Federal Home Loan Bank stock dividends	(771)	(532)
Book/tax difference of depreciation	(163)	(104)
Mortgage servicing rights	(387)	(335)
Mark-to-market adjustment	(86)	(403)
Book/tax difference on bad debt reserves	(50)	(44)
Other	(25)	(4)
Total deferred tax liabilities	(2,091)	(1,772)
Net deferred tax asset	$ 965	$ 855

The Company has not recorded a valuation allowance for any portion of the net deferred tax asset at December 31, 2001 and 2000, based on the amount of income taxes subject to recovery in carryback years.

NOTE J—RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of such loans outstanding at December 31, 2001, 2000 and 1999 totaled approximately $1.1 million, $1.9 million and $2.7 million, respectively.

The Company had also received demand and time deposits of approximately $10.1 million, $14.9 million and $10.5 million at December 31, 2001, 2000 and 1999 from directors, officers and their related business interests.

NOTE K—EMPLOYEE BENEFIT PLANS

The Company has a profit-sharing and 401(k) plan covering all employees who have attained the age of twenty-one and completed three months of continuous service. The profit-sharing plan is noncontributory and contributions to the plan are made at the discretion of the Board of Directors. The Company contributed $300,000 and $150,000 to the plan for the years ended December 31, 2001 and 2000, respectively. The Company did not contribute to the plan for the year ended December 31, 1999.

The 401(k) plan allows employees to make voluntary, tax-deferred contributions up to 15% of their base annual compensation. The Company provides, at its discretion, a 50% matching of funds for each participant's contribution, subject to a maximum of 6% of base compensation. The Company's matching contributions under the 401(k) plan totaled $166,000, $127,000 and $99,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Towne Bank had established an Employee Stock Ownership Plan ("ESOP") which was to provide retirement benefits for substantially all employees who had completed six months of service and had attained the age of twenty-one. The ESOP originally borrowed $207,000 from an independent third-party lender, payable over a seven-year period, to purchase stock. The sole security of the loan was the acquired stock and, while Towne had not guaranteed the loan, future contributions to retire the loan were paid to the ESOP from retained earnings. During 1999, the loan was repaid in full. Towne recognized expenses totaling $15,000 related to the ESOP for the year ended December 31, 1999. Towne's ESOP was terminated during 2000.

NOTE L—COMMITMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2001, the Company had outstanding commitments of approximately $27.0 million to originate residential and commercial loans. Also, the Company had unused lines of credit and letters of credit totaling approximately $91.9 million and $707,000, respectively, as of December 31, 2001. In the opinion of management, outstanding loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2001, such commitments were underwritten in accordance with normal loan underwriting policies, and all disbursements will be funded via normal cash flow from operations and existing excess liquidity.

The Company has also entered into lease agreements for office premises and equipment under operating leases which expire at various dates through 2009. The following table summarizes minimum payments due under lease agreements by year:

Year Ending December 31,	*(Dollars in thousands)*
2002	$ 500
2003	401
2004	286
2005	151
2006 through 2009	419
	$1,757

Total rental expense under operating leases was $458,000, $398,000 and $337,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE M—REGULATORY CAPITAL

Oak Hill and Towne are subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital accounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FDIC has adopted risk-based capital guidelines to which the Banks are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above minimum required levels.

During the year ended December 31, 2001, each of the Banks was notified by its primary federal regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Banks must maintain minimum Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios of 6%, 10%, and 5%, respectively. At December 31, 2001, Oak Hill and Towne were well-capitalized.

As of December 31, 2001 and 2000, management believes that Oak Hill and Towne have met all of the capital adequacy requirements to which they are subject. The Banks' Tier 1 capital, total risk-based capital, and Tier 1 leverage ratios at December 31, 2001 and 2000 are set forth in the following tables.

Oak Hill Banks

	As of December 31, 2001					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$44,331	10.5%	$33,857	≥8.0%	$42,322	≥10.0%
Tier 1 capital (to risk-weighted assets)	$39,038	9.2%	$16,929	≥4.0%	$25,393	≥ 6.0%
Tier 1 leverage	$39,038	7.4%	$21,088	≥4.0%	$26,360	≥ 5.0%

	As of December 31, 2000					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$41,232	10.8%	$30,577	≥8.0%	$38,222	≥10.0%
Tier 1 capital (to risk-weighted assets)	$36,508	9.6%	$15,289	≥4.0%	$22,933	≥ 6.0%
Tier 1 leverage	$36,508	7.7%	$18,893	≥4.0%	$23,616	≥ 5.0%

Towne Bank

	As of December 31, 2001					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$18,575	10.4%	$14,318	≥8.0%	$17,897	≥10.0%
Tier 1 capital (to risk-weighted assets)	$16,335	9.1%	$ 7,159	≥4.0%	$10,738	≥ 6.0%
Tier 1 leverage	$16,335	7.6%	$ 8,636	≥4.0%	$10,795	≥ 5.0%

	As of December 31, 2000					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$15,299	9.8%	$12,480	≥8.0%	$15,601	≥10.0%
Tier 1 capital (to risk-weighted assets)	$13,345	8.6%	$ 6,240	≥4.0%	$ 9,360	≥ 6.0%
Tier 1 leverage	$13,345	6.7%	$ 7,990	≥4.0%	$ 9,988	≥ 5.0%

The Company's management believes that under the current regulatory capital regulations the Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Banks' primary market areas, could adversely affect future earnings and consequently, the ability to meet future minimum regulatory capital requirements.

NOTE N—STOCK OPTION PLAN

The Company has a stock option plan that provides for grants of options of up to 1,200,000 authorized, but unissued shares of its common stock. The Company accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net earnings *(In thousands)*			
As reported	$8,722	$6,337	$4,094
Pro forma	$8,409	$6,044	$3,625
Basic earnings per share			
As reported	$ 1.66	$ 1.17	$ .75
Pro forma	$ 1.60	$ 1.12	$ .66
Diluted earnings per share			
As reported	$ 1.65	$ 1.16	$ .74
Pro forma	$ 1.59	$ 1.11	$ .65

The fair value of each option granted is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 2.8% for 2001 and 2.5% for both 2000 and 1999; expected volatility of 10.0% for all years; risk-free interest rates of 4.50% for 2001 and 6.00% for both 2000 and 1999, and expected lives of 10 years.

A summary of the status of the Company's Stock Option Plan as of December 31, 2001, 2000 and 1999 and changes during the periods ended on those dates is presented below:

	2001		2000		1999	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	713,301	$14.75	625,301	$14.23	542,126	$12.13
Granted	157,550	15.05	137,000	14.75	172,875	16.75
Exercised	(27,825)	8.67	(45,000)	7.42	(83,875)	5.40
Forfeited	(17,500)	16.98	(4,000)	16.84	(5,825)	15.97
Outstanding at end of year	825,526	$14.96	713,301	$14.75	625,301	$14.23
Options exercisable at year-end	657,144		644,801		609,674	
Weighted-average fair value of options granted during the year		$ 2.34		$ 3.24		$ 4.11

The following information applies to options outstanding at December 31, 2001:

Number outstanding	825,526
Range of exercise prices	$2.79–$18.05
Weighted-average exercise price	$14.96
Weighted-average remaining contractual life	8.0 years

NOTE O—OAK HILL FINANCIAL, INC.
CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of Oak Hill Financial, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years ended December 31, 2001, 2000 and 1999.

Oak Hill Financial, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
(In thousands)	2001	2000
ASSETS		
Cash and due from banks	$ 471	$ 268
Interest-bearing deposits in Oak Hill Banks	2,659	1,203
Investment in Oak Hill Banks	39,061	36,432
Investment in Action Finance Co.	2,232	2,061
Investment in Oak Hill Capital Trust I	155	155
Investment in Towne Bank	16,560	13,681
Investment in MPA	383	328
Investment in Oak Hill Title LLC	7	—
Office premises and equipment—net	1,461	936
Prepaid expenses and other assets	791	1,116
Total assets	$63,780	$56,180

	December 31,	
(In thousands)	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 2,276	$ 801
Guaranteed preferred beneficial interests in the Corporation's junior subordinated debentures	5,155	5,155
Total liabilities	7,431	5,956
Stockholders' equity		
Common stock	2,797	2,793
Additional paid-in capital	5,114	5,040
Retained earnings	53,506	47,105
Less cost of treasury stock	(5,007)	(4,680)
Unrealized losses on securities designated as available for sale, net of related tax effects	(61)	(34)
Total stockholders' equity	56,349	50,224
Total liabilities and stockholders' equity	$63,780	$56,180

Oak Hill Financial, Inc.
CONDENSED STATEMENTS OF EARNINGS

	Year Ended December 31,		
(In thousands)	2001	2000	1999
REVENUE			
Interest income	$ 34	$ 166	$ 61
Loss on disposal of assets	(34)	—	—
Other income	9	—	—
Equity in earnings of subsidiaries	9,630	6,782	4,510
Total revenue	9,639	6,948	4,571
EXPENSES			
Interest expense	566	435	—
General and administrative	818	405	574
Total expenses	1,384	840	574
Earnings before federal income tax credits	8,255	6,108	3,997
Federal income tax credits	(467)	(229)	(97)
NET EARNINGS	$8,722	$6,337	$4,094

Oak Hill Financial, Inc.
CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings for the year	$ 8,722	$ 6,337	$ 4,094
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Undistributed earnings of consolidated subsidiaries	(5,213)	(5,919)	(1,188)
Depreciation of office premises and equipment	94	205	—
Loss on disposal of assets	34	—	—
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	277	(955)	(1,210)
Other liabilities	1,475	253	155
Net cash provided by (used in) operating activities	5,389	(79)	1,851
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in Oak Hill Capital Trust I	—	(155)	—
Investment in Towne Bank	(500)		
Investment in Oak Hill Title LLC	(7)	—	—
Purchase of office premises and equipment	(653)	(36)	—
(Increase) decrease in interest-bearing deposits	(1,456)	958	(589)
Net cash provided by (used in) investing activities	(2,616)	767	(589)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of notes payable	—	1,600	—
Repayment of notes payable	—	(1,600)	—
Proceeds from exercise of stock options	78	414	567
Proceeds from issuance of debt securities	—	5,155	—
Proceeds from the sale of treasury stock	703	—	—
Purchase of treasury stock	(1,030)	(3,925)	—
Dividends on common shares	(2,321)	(2,129)	(1,792)
Net cash used in financing activities	(2,570)	(485)	$(1,225)
Net increase in cash and cash equivalents	203	203	37
Cash and cash equivalents at beginning of year	268	65	28
Cash and cash equivalents at end of year	$ 471	$ 268	$ 65

NOTE P—SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Obligations for securities sold under agreements to repurchase were collateralized at December 31, 2001 and 2000 by investment securities with a book value including accrued interest of approximately $3.5 million and $3.0 million and a market value of approximately $3.6 million and $3.0 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2001 and 2000 was $3.2 million and $479,000, respectively, and the average month-end balance outstanding for 2001 and 2000 was approximately $1.4 million and $392,000, respectively.

NOTE Q—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the years ended December 31, 2001 and 2000.

2001	Three Months Ended			
(In thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
Total interest income	$15,139	$15,088	$14,764	$14,713
Total interest expense	8,424	8,080	7,460	6,813
Net interest income	6,715	7,008	7,304	7,900
Provision for losses on loans	566	506	547	972
Other income	1,404	1,780	2,401	1,606
General, administrative and other expense	4,962	5,314	5,242	5,154
Earnings before income taxes	2,591	2,968	3,916	3,380
Federal income taxes	847	987	1,289	1,010
Net earnings	$ 1,744	$ 1,981	$ 2,627	$ 2,370
Basic earnings per share	$ .33	$ .38	$ .50	$ .45
Diluted earnings per share	$ .33	$ .37	$ .50	$ .45

2000	Three Months Ended			
(In thousands, except per share data)	March 31,	June 30,	September 30,	December 31,
Total interest income	$12,401	$13,147	$14,123	$14,908
Total interest expense	6,239	6,910	7,895	8,461
Net interest income	6,162	6,237	6,228	6,447
Provision for losses on loans	360	498	708	697
Other income	1,100	1,124	1,200	1,010
General, administrative and other expense	4,232	4,217	4,382	4,903
Earnings before income taxes	2,670	2,646	2,338	1,857
Federal income taxes	888	890	775	621
Net earnings	$ 1,782	$ 1,756	$ 1,563	$ 1,236
Basic earnings per share	$ .32	$ .32	$ .30	$ .23
Diluted earnings per share	$ .32	$ .31	$ .30	$ .23

Report of Independent Certified Public Accountants

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Board of Directors
Oak Hill Financial, Inc.

We have audited the accompanying consolidated statements of financial condition of Oak Hill Financial, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oak Hill Financial, Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
January 24, 2002

Management Promotions and Additions

Scott J. Hinsch, Jr. succeeded Richard P. LeGrand as President and CEO of Oak Hill Banks. A 28-year banking veteran, Scott has the experience, ability, attitude and leadership qualities to accomplish the aggressive goals established by the bank's Board of Directors. Replacing Scott as Oak Hill Banks' Chief Operating Officer is **Darrell D. Boggs**, who served as Senior Lender during the bank's greatest period of loan growth. Darrell joined the bank in 1978 and has been a major contributor to the bank's success.

David G. Ratz was promoted to Executive Vice President and Chief Operating Officer of the company. David had previously served as Chief Administrative Officer and as an Executive Vice President of Oak Hill Banks. He has played a key role in our planning and rapid growth over the past several years.

We welcomed **Miles R. Armentrout** to the executive group at Towne Bank. A 25-year banking veteran, Miles was named Senior Vice President and Senior Lender for Towne Bank and is an excellent addition to an already strong management team.

There were several other management promotions in our affiliates. At Oak Hill Banks, **John L. Cornett** was named Senior Lender and **Fred K. Mavis** was named Head of Residential and Consumer Lending. **Daniel L. Dobbins**, who oversees Oak Hill Banks' branch network, was promoted to Senior Vice President, **Jeffrey M. Doles** was named Area President, and **Connie A. Freeman** and **Lori A. Michael** were promoted to Vice President. At Towne Bank, **Deborah M. Meyer** and **Sara E. Zellner** were promoted to Vice President. All of these individuals have done an outstanding job for their respective institutions, and their promotions are very well-deserved.

Directors

OAK HILL FINANCIAL, INC.

Evan E. Davis
Chairman, Oak Hill Financial, Inc.

Barry M. Dorsey, Ed.D.
President, University of Rio Grande and Rio Grande Community College

C. Clayton Johnson
President, Johnson & Oliver

John D. Kidd
President & CEO, Oak Hill Financial, Inc.

D. Bruce Knox
Chief Information Officer, Oak Hill Financial, Inc.

Richard P. LeGrand
Executive Vice President, Oak Hill Financial, Inc.

Donald R. Seigneur
Partner, Whited Seigneur Sams & Rahe, CPAs

William S. Siders
Retired Executive, Towne Bank

H. Grant Stephenson
Partner, Porter, Wright, Morris & Arthur

Affiliate Directors

OAK HILL BANKS

H. Tim Bichsel
Richard D. Coyan
Evan E. Davis
Scott J. Hinsch, Jr.
Barry M. Dorsey
C. Clayton Johnson
John D. Kidd (Chairman)
Richard P. LeGrand
Donald R. Seigneur
Ronald I. Smittle
H. Grant Stephenson

TOWNE BANK

Ralph E. Coffman, Jr.
Ralph E. Heitmeyer
John D. Kidd
Herb L. Krombholz
William S. Siders
Neil S. Strawser (Chairman)

ACTION FINANCE COMPANY

Ron J. Copher
Evan E. Davis
Robert H. Huchison
John D. Kidd (Chairman)
David G. Ratz

MCNELLY, PATRICK & ASSOCIATES

Evan E. Davis
John D. Kidd (Chairman)
Rick A. McNelly
Richard K. Patrick

OAK HILL FINANCIAL, INC.

Evan E. Davis
Chairman

John D. Kidd
President & CEO

Richard P. LeGrand
Executive Vice President

David G. Ratz
Executive Vice President & COO

H. Tim Bichsel
Secretary

Ralph E. Coffman, Jr.
Vice President

Ron J. Copher
Chief Financial Officer & Treasurer

D. Bruce Knox
Chief Information Officer

C. Dale Gahm
Senior Compliance Officer

Wayne B. Lindstedt
Director of Loan Review

Gail S. Wilson
Personnel Administrator

Greta J. Hale
EDP Manager

Connie L. King
EDP Manager

Brian T. Moore
Accounting Manager

Linda F. Bachtel
Training Manager

OAK HILL BANKS

Scott J. Hinsch, Jr.
President & CEO

Darrell D. Boggs
Executive Vice President & COO

H. Tim Bichsel
Secretary

John L. Cornett
Senior Vice President

Daniel L. Dobbins
Senior Vice President

Fred K. Mavis
Senior Vice President

Jeffrey M. Doles
Area President

Brian E. Hall
Area President

Ronald G. Hayes
Area President

Daniel E. Mooney
Area President

Denise L. Brown
Vice President

Gerald J. Cox
Vice President

Connie S. Freeman
Vice President

Lori A. Michael
Vice President

Joseph R. Givens
Mortgage Production Manager

Karen S. Adams
Assistant Vice President

David E. Barney
Assistant Vice President

Bruce A. Crabtree
Assistant Vice President

Connie S. Hendren
Assistant Vice President

Pamela G. Jones
Assistant Vice President

Pamela K. Shaw
Assistant Vice President

Roxanne R. Swann
Assistant Vice President

George E. Woodward, Jr.
Assistant Vice President

Sandra L. Crall
Branch Manager

Ann R. Dennison
Branch Manager

Paula L. Henderson
Branch Manager

Angela D. Martin
Branch Manager

Deborah L. Montavon
Branch Manager

Elaine R. Prater
Branch Manager

Melissa D. Rhodes
Branch Manager

Margo V. Swisher
Branch Manager

Rhonda S. Welch
Branch Manager

Rebecca A. Quesenberry
Collection Manager

Karen S. Rapp
Operations Manager

TOWNE BANK

Ralph E. Coffman, Jr.
President & CEO

Miles R. Armentrout
Senior Vice President

Jerry L. Gore
Senior Vice President

Joseph L. Michel
Senior Vice President, Secretary & CFO

Daniel J. Daugherty
Vice President

Micheal W. Lander
Vice President

Deborah M. Meyer
Vice President

Sara E. Zellner
Vice President

Lea Anne Brown
Assistant Vice President

Terry L. Franklin
Assistant Vice President

Robert W. Hater
Assistant Vice President

D. Dean Henry
Assistant Vice President

Jason W. Leyda
Assistant Vice President

Roger P. Mersch
Assistant Vice President

Michael L. Nickell
Assistant Vice President

Mark J. Swartz
Assistant Vice President

Robert O. Ward
Assistant Vice President

Alan K. Grauvogel
Compliance & Security Officer

Ron C. Stillings
Credit Administration Officer

Ed K. Cunningham
Loan Officer

Jennifer D. Mohr
Operations Officer

ACTION FINANCE COMPANY

Robert H. Huchison
President and CEO

Ron J. Copher
Secretary

David G. Ratz
Treasurer

Ellery S. Elick
Branch Manager

George V. Humphreys
Branch Manager

Ruth Anne Kimberly
Branch Manager

Daniel K. Spencer
Branch Manager

Peggy L. Watson
Branch Manager

Ryan K. Wolf
Branch Manager

Mindy J . Stewart
Accounting Officer

MCNELLY, PATRICK & ASSOCIATES

Rick A. McNelly
President & CEO

Richard K. Patrick
Executive Vice President & COO

Sharon Gahm
Vice President & Secretary

Ron J. Copher
Chief Financial Officer & Assistant Secretary

OAK HILL TITLE AGENCY, LLC

Fred K. Mavis
President & CEO

Stephen L. Oliver
Vice President

Darrell D. Boggs
Secretary

Ron J. Copher
Treasurer

Locations (all locations in Ohio)

OAK HILL FINANCIAL, INC.

14621 State Route 93, Jackson(1)

OAK HILL BANKS

505 Richland Ave., Athens
213 Columbus Rd., Athens(2)
49 E. Water St., Chillicothe
1470 N. Bridge St., Chillicothe
1210 N. Court St., Circleville
445 E. Main St., Columbus(2)
500 3rd Avenue, Gallipolis
120 Twin Oaks Dr., Jackson(1)
300 E. Main St., Jackson
975 E. Main St., Jackson
100 Wal-Mart Dr., Jackson
399 W. Front St., Logan
115 W. Main St., McArthur
201 S. Front St., Oak Hill
410 N. Front St., Oak Hill(3)
924 Gallia St., Portsmouth
503 State St., Proctorville
206 Church St., Richmond Dale
109 N. Ohio Ave., Wellston
2331 Galena Pike, West Portsmouth
7920 Ohio River Rd., Wheelersburg

TOWNE BANK

4811 Cooper Rd., Blue Ash(1)
4866 Cooper Rd., Blue Ash(4)
8620 Beechmont Ave., Cherry Grove
5681 Rapid Run Rd., Cincinnati
310 S. Main St., Franklin
6501 Mason-Montgomery Rd., Mason
4421 Roosevelt Blvd., Middletown
715 W. State St., Trenton

ACTION FINANCE COMPANY

112 West Main St., Circleville
57 Court St., Gallipolis
14621 State Route 93, Jackson(1)
731 E. Main St., Jackson
917 Gallia St., Portsmouth
17 N. Ohio Ave., Wellston
110 N. Manchester St., West Union

MCNELLY, PATRICK & ASSOCIATES

78 Broadway St., Jackson(1)

OAK HILL TITLE AGENCY

120 Twin Oaks Dr., Jackson(1)

(1) Administrative office
(2) Loan office only
(3) Drive-through only
(4) Operations center

Stockholder Information

The common stock of Oak Hill Financial, Inc. (the "Company") is traded on the Nasdaq National Market® under the symbol "OAKF."

The high and low sales price for Oak Hill Financial common stock during each quarter of 2001 and 2000 is as follows:

Quarter Ended	High	Low
12/31/01	$16.400	$14.800
9/30/01	17.250	14.000
6/30/01	16.000	12.750
3/31/01	15.188	12.500
12/31/00	15.938	13.875
9/30/00	16.500	13.563
6/30/00	16.375	12.250
3/31/00	15.438	12.750

At February 21, 2002, the Company had approximately 2,200 stockholders and 5,276,508 shares of common stock outstanding.

DIVIDENDS

The ability of the Company to pay cash dividends to stockholders is limited by its ability to receive dividends from its subsidiaries. The State of Ohio places certain limitations on the payment of dividends by Ohio state-chartered banks. The Company declared the following quarterly cash dividends in 2001 and 2000:

Quarter Ended	Dividend Per Share
12/31/01	$0.12
9/30/01	0.11
6/30/01	0.11
3/31/01	0.11
12/31/00	0.11
9/30/00	0.10
6/30/00	0.10
3/31/00	0.10

Future dividends will be subject to determination and declaration by the Board of Directors and will consider, among other factors, the Company's financial condition and results of operations, investment opportunities, capital requirements and regulatory limitations.

STOCK TRANSFER AGENT

Inquires regarding stock transfer, registration, lost certificates, or changes in name and address should be directed in writing to the Company's stock transfer agent:

The Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 456-0596

ANNUAL MEETING

The Annual Meeting of Stockholders of Oak Hill Financial, Inc. will be held on April 9, 2002, at 1:00 p.m. at the Ohio State University Extension South District Office, 17 Standpipe Road, Jackson, Ohio.

ANNUAL REPORT ON FORM 10-K

A copy of Oak Hill Financial, Inc.'s annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request directed to:

David G. Ratz
Chief Operating Officer
Oak Hill Financial, Inc.
14621 State Route 93
Jackson, OH 45640



Oak Hill Financial / Oak Hill Banks Board of Directors
(front) H. Tim Bichsel,** William S. Siders,* Barry M. Dorsey, Evan E. Davis, Ronald I. Smittle**
(middle) D. Bruce Knox,* C. Clayton Johnson, Donald R. Seigneur, Scott J. Hinsch, Jr.,** Richard D. Coyan**
(back) H. Grant Stephenson, Richard P. LeGrand, John D. Kidd

*Director of Oak Hill Financial, Inc. only
**Director of Oak Hill Banks only



Towne Bank Board of Directors
Ralph E. Coffman, Jr., William S. Siders, Ralph E. Heitmeyer, Neil S. Strawser, Herb L. Krombholz



OAK HILL FINANCIAL, INC.

Corporate Office
14621 State Route 93, P.O. Box 688
Jackson, Ohio 45640
(740) 286-3283
www.oakf.com